CANARC RESOURCE CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of Shareholders of CANARC RESOURCE CORP. (the “Company”) will be held at Suite 301 – 700 West Pender Street, Vancouver, British Columbia, on Tuesday, the 21st day of June, 2016, at 9:00 a.m. (Vancouver time), for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2015, together with the report of the Auditors thereon;
2.	to appoint Smythe LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the Directors to fix their remuneration;
3.	to determine the number of directors at five;
4.	to elect five directors for the ensuing year; and
5.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Accompanying this Notice of Meeting are an Information Circular and a form of proxy (or a voting instruction form if you hold common shares through a broker or other intermediary). The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Fax: 866-249-7775, or by following the procedure for Internet voting provided in the accompanying form of proxy, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder of the Corporation and received this Notice and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Only holders of common shares of record as at the close of business on May 11, 2016 will be entitled to vote at the Meeting.

DATED at Vancouver, British Columbia, this 13th day of May, 2016.

BY ORDER OF THE BOARD OF DIRECTORS “Catalin Chiloflischi” (signed) Catalin Chiloflischi Chief Executive Officer